Exhibit 99.1

Announcement of GBP400 million Financing

Ardagh Group (“Ardagh”) has today launched a bond offering of GBP400 million Senior Notes due 2025, (the “Notes”). Proceeds from the issuance of the Notes, net of expenses, together with available cash, will be used to redeem in full the US$500 million Senior Secured Floating Rate Notes due 2021 in accordance with the call schedule and to pay accrued interest and applicable redemption premia.

The Group has also today given notice of redemption of the EUR405 million First Priority Senior Secured Notes due 2022, funded through net proceeds of EUR299 million from the Initial Public Offering, together with available cash resources.

This release is for information purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, any of the US$500 million Senior Secured Floating Rate Notes due 2021.

June 2, 2017

Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

The offering of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.